Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.faegredrinker.com

August 13, 2024

VIA EDGAR TRANSMISSION

Ms. Kim McManus

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc. (File Nos.: 333-271528 and 811-05518) (the “Registrant” or “RBB”)

Dear Ms. McManus:

The purpose of this letter is to respond to oral comments provided by the staff of the Securities and Exchange Commission (“Staff”) regarding RBB’s Proxy Statement on Form N-14 (the “Proxy Statement”) filed on July 26, 2024. The Registration Statement discusses the long-planned transition of majority ownership (the “Transition”) of Campbell & Company Investment Adviser, LLC’s (“CCIA” or the “Adviser”) parent company, Campbell & Company, LP (“Campbell & Company”). The Board of Directors (“the “Board”) of The RBB Fund, Inc. (the “Company”) is soliciting approval from shareholders of the Campbell Systematic Macro Fund (the “Fund”), a series of the Company, for proposed new investment advisory agreements between the Adviser of the Fund, and each of the Company, on behalf of the Fund, and the Fund’s subsidiary, Campbell Systematic Macro Offshore Limited (the “Subsidiary”) (collectively, the “New Investment Advisory Agreements”).

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Registrant’s response. Capitalized but undefined terms used herein have the meanings assigned to them in the Proxy Statement. The Registrant confirms that the response to Staff comments provided in one section of the Proxy Statement will be similarly updated in other parallel sections of the Proxy Statement, except as noted by the Registrant.

1.	Comment: Please provide additional clarity regarding the timeline of the Transition and expected execution of the New Investment Advisory Agreements.

August 9, 2024

Response: As noted in the Proxy Statement, the transition of majority ownership is anticipated to occur on or after the fourth calendar year of 2024. The New Investment Advisory Agreements will be executed and go into effect following that transition.

2.	Comment: Please revise to bold the text indicating the proxy is solicited on behalf of the Fund’s Board of directors, consistent with rule 14a-4(a)(1).

Response: The disclosure has been revised as requested.

3.	Comment: With respect to the question, “how is a quorum for the meeting established?”– please revise the disclosure to say that broker non-votes will not be counted for quorum purposes since this meeting relates solely to non-routine matters. The disclosure should state that if a beneficial owner doesn’t provide voting instructions to its broker, the broker is not permitted to give a proxy with respect to such beneficial owner’s shares and accordingly, that those shares will not count for purposes of quorum.

Response: The disclosure has been revised as requested.

4.	Comment: Please tell us where you disclose the date on which the existing advisory contract was last submitted to a vote for security holders, consistent with Item 22(c)(1) of Schedule 14a.

Response: The disclosure has been revised as requested.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (202)-230-5241.

Sincerely,

/s/ Marylyn Harrell
Marylyn Harrell